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Routemaster Capital Appoints Wouter Witvoet, Founder of Secfi, as CEO

TORONTO, Feb. 16, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (NEO: DEFI, GR: RMJR) is pleased to announce it has appointed Wouter Witvoet as Chief Executive Officer of the Company.

Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Under his leadership the company grew from 1 to 40 employees and has helped many employees from Snowflake, Uber, Pinterest, DoorDash and others with the money they need to exercise their stock options.

“At Secfi we pioneered the concept of getting financing secured solely by stock in the private markets — all by building an online platform that makes it easy for people to transact,” said Mr. Witvoet. “We did this very much in a centralized finance way, by setting up funds, contracts, custody, and the regulatory framework all from the ground up. While this was successful, the invention of decentralized finance can bring greater efficiency to the markets. When I was approached to co-found DeFi Holdings, I was immediately excited by the prospect of giving public market investors access to these new technologies.”

“Wouter and the Routemaster team represent a rare blend of technical expertise and top-tier financial sophistication,” said Olivier Roussy Newton, Co-Founder of DeFi Holdings and an advisor to Routemaster. “We are very fortunate to have such a seasoned professional such as Wouter join us to grow the company into the future.”

Mr. Witvoet is a World Economic Forum Global Shaper and has a degree in information science from Utrecht University and an MPhil in Technology Policy from the University of Cambridge.

Mr. Witvoet replaces Daniyal Baizak as the Chief Executive Officer of the Company. Management and the board of directors of the Company would like to thank Mr. Baizak for his services and continued support of the Company.

About Routemaster Capital Inc.:

Routemaster Capital Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:

Wouter Witvoet
Chief Executive Officer
Wouter@defiholdings.ca

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of Wouter Witvoet as CEO; the Defi Holdings business; the pursuit by Routemaster of investment opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NEITHER THE NEO EXCHANGE NOR ITS REGULATION SERVICES PROVIDER HAS REVIEWED OR ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS  RELEASE.